Filed by Maxim Integrated Products, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of

1934, as amended.

Subject Company: Maxim Integrated Products, Inc.

Commission File No.: 001-34192

Maxim/ADI Merger FAQ

This article addresses common questions that we have received from employees in connection with the pending acquisition of Maxim by ADI.

We unfortunately cannot provide answers to all questions that we have received at this time, in particular questions that relate to integration matters or ADI’s plans for the combined company following the closing of the transaction.

Transaction-Related Questions

Why is Maxim merging with / being acquired by ADI?

Maxim is merging with ADI because the Board and senior management believe this will ensure a better future for the company. This merger will allow us to accelerate the rate and scale at which we can innovate and grow in our industry in the coming decades. By bringing together the best people, engineering, processes, and minds to grow and compete at a larger scale, both companies will benefit from the combination.

Following the transaction, the combined company is expected to generate over $8 billion in annual revenue, with enhanced diversity, breadth, scale and scope compared to Maxim’s business on a standalone basis, and to be one of the largest global semiconductor companies in the world.

Why did the parties agree to an all-stock deal, and what was the reason behind the 0.63 exchange ratio?

An all-stock deal will allow our shareholders, which includes many of our employees, to benefit from the prospects, future growth and operational improvements of the combined company.

The exchange ratio was the result of negotiations between the parties, taking into account, among several factors, the exchange ratios paid in previous all-stock deals and other terms.

The background of the transaction, and the Board’s reasons for approving the deal, will be more fully described in our proxy statement that we will file with the SEC and mail to Maxim shareholders.

What premium will Maxim shareholders receive in the transaction?

The premium implied by the deal was 22% based on the closing price for both companies on July 10, 2020.

What if another company makes a competing offer? Will Maxim be able to consider that offer?

We are excited about and committed to the proposed transaction with ADI, and believe that the transaction is in the best interests of the company and our shareholders. Both Maxim and ADI have agreed to customary provisions and procedures for responding to unsolicited proposals, but neither can seek another offer.

What are the implications of a delay or rejection from antitrust regulators, in particular in light of current U.S.-China relations? Is there a risk that foreign regulators could scuttle the deal?

The completion of the transaction will require approval from antitrust regulators in several foreign jurisdictions, including China.

Although transactions are rarely blocked in their entirety, and most are approved outright with no changes, we won’t know for certain until we go through the regulatory process. We currently expect that we will be able to close the transaction in the summer of 2021.

Why does ADI want to combine with Maxim?

The transaction also provides an exciting opportunity for ADI.

As Vince Roche, CEO of ADI, has said, the merger will strengthen ADI’s leadership as an analog and mixed-signal semiconductor company. Together, the combined company will increase the companies’ breadth of engineering capabilities, depth of domain expertise and diversity of offerings – making us both better positioned to tackle our customers’ most complex problems and provide more complete, cutting-edge solutions.

Why is Maxim doing this deal now?

We believe that the best way to preserve Maxim’s legacy while positioning ourselves for sustainable future growth is to merge with a company with a similar culture that values what we offer, rather than remaining independent. In addition, both Maxim and ADI have momentum in our respective businesses, and this merger comes at a time when both companies are delivering positive results to their shareholders and customers.

Can we trade ADI stock while the transaction is pending?

Employees who would like to purchase (or otherwise transact in) ADI common stock and other securities should consult their attorney.

Employees who were involved in due diligence in connection with the transaction or who are involved in integration planning may have material non-public information about ADI. The federal securities laws prohibit individuals with material non-public information about a company from trading in that company’s securities.

Where do the announced cost synergies come from?

As ADI explained during the investor call, half of the anticipated $275 million in cost synergies are expected to come from manufacturing, and the other half is expected to come from operating spending. ADI stated on the investor call that a significant portion of the operating spending reductions would be in SG&A (e.g., eliminating public company expenses and other duplicative costs).

How do I respond if asked by customers or others about potential areas where ADI and Maxim’s businesses overlap or compete?

Please tell those who ask that, for now, Maxim will continue to operate its business as usual. ADI and Maxim will remain independent companies and competitors in the marketplace until the transaction closes.

What happens to RSUs and MSUs in the transaction, including RSUs in employees’ Morgan Stanley accounts?

At closing, outstanding shares of Maxim stock will be converted into the right to receive ADI stock based on the 0.63 exchange ratio. At closing, unvested Maxim RSUs will convert into unvested RSUs with respect to ADI stock, based on the same 0.63 exchange ratio. The converted RSUs will continue to be subject to the same vesting terms and conditions set forth in employees’ award agreements.

For employees who hold MSUs, some percentage of the MSUs may by their terms become vested and settled in ADI stock upon closing of the transaction, with the balance of the unvested MSUs to be converted to time-based vesting RSUs in accordance with the terms of your applicable award agreement.

How long will it take to close the transaction?

The timing to closing will depend on how quickly required regulatory approvals are obtained and the other conditions to closing the transaction are satisfied, including approval by our and ADI’s shareholders. There is no certainty on timing, but we currently expect to close sometime in the summer of 2021.

I’m proud of Maxim’s dedication to diversity and of Maxim’s handling of the current pandemic. Can you comment on how ADI’s culture compares to Maxim in this regard?

ADI has a culture of respect for individuals and a diverse workforce, and we believe that our cultures are similar in many key respects. ADI’s focus on talent and culture has resulted in it having industry-leading retention rates following its prior acquisitions.

JOB SECURITY / TRANSITION

While we believe that the transaction will provide career growth opportunities for many of our employees, we also understand that the announcement of the transaction will have caused uncertainty for many and we have addressed some of these questions below.

Given the long regulatory process that is anticipated, how does the Maxim leadership team plan to motivate and retain Maxim employees?

Our employees have always been crucial to Maxim’s success and are a defining part of the company’s legacy. We intend to continue business as usual during this process, and expect all of our team members to continue the same level of high performance as before the announcement of this merger. We are excited for Maxim to become a part of a larger, more diverse company that is poised for growth, and expect there to be career growth and other opportunities in the combined company.

What will happen to my job? My team?

We will continue to operate as an independent company until the transaction closes. It’s business as usual. The transaction is not expected to close until the summer of 2021 and so it is too soon to know if there will be any specific employment or headcount changes. We are committed to being as transparent about the integration process as we can and intend to work hand in hand with ADI in planning for the combination.

What if I lose my job as a result of the merger?

We understand that this announcement will cause uncertainty for our colleagues, just as it will at ADI. However, Maxim will continue to have in place its Change in Control employee severance plan, which is intended to provide financial protections in the event your employment is terminated under certain circumstances.

What are the severance protections under the Change in Control employee severance plan?

Regular, full-time employees who experience a covered termination of employment are generally eligible to receive benefits in the form of a multiple of either weeks/year of service or a multiple of their base salary and target bonus, full or partial acceleration of vesting of unvested equity awards, and health coverage for a period of time following termination of employment. Please keep in mind, these FAQs are just a summary and there are also conditions and restrictions an employee must satisfy in order to receive these benefits, which are spelled out in the Change in Control employee severance plan document that is available on our website.

Employees should refer to the full plan document as it will govern their rights and obligations if they experience a termination of employment that is covered by the plan, and help them to understand the potential benefits they may be entitled to. Links to the plan on InSite are as follows:

For US: https://intranet.maxim-ic.com/legal/Legal Library/Change in Control Plan US Based Employees.pdf

For non-US: https://intranet.maxim-ic.com/legal/Legal Library/Change in Control Plan Non US Based Employees.pdf

When do the protections under the Change in Control employee severance plan start?

The protection period under the plan started upon signing the merger agreement on July 12, 2020, and ends 24 months following the closing date of the merger.

What happens if Maxim goes through a reduction in workforce prior to the closing of the transaction, will the Change in Control employee severance plan apply to employees who are let go?

If we have any reduction-in-force actions between now and the closing of the transaction, eligible employees will be covered by the Change in Control employee severance plan if they experience a covered termination of employment under the plan.

Are new employees who are hired post-transaction announcement eligible to receive Change in Control plan benefits?

Yes, new, regular, full-time employees are eligible to participate in the Change in Control employee severance plan in accordance with the plan’s terms.

What will happen to Maxim’s ESPP program?

After the next scheduled purchase date in November 2020, the ESPP will be suspended (as is common in these types of transactions) and no further purchases will occur under the ESPP.

Can employees who applied to participate in the Company’s post-employment equity vesting rescind their application?

Once HR has acknowledged an employee’s resignation and application to participate in a written communication, the application and participation cannot be rescinded.

Can employees who elected to participate in the Company’s new sales compensation plan rescind their election?

The sales compensation plan was adopted prior to the announcement of the merger. Elections to opt in or out of the compensation plan cannot be changed once made.

Continuing Operations / Business as Usual Rules

Will the FY20 focal review go as planned? Will employees receive bonuses this year?

We will proceed with our regular focal process consistent with prior years, and our bonus funding will be decided as usual. The Company also expects that new incentive equity awards will be granted in the ordinary course, determined by our Board. However, MSUs will not be granted, and will be replaced with RSUs.

Will there be any restructuring undertaken at Maxim in anticipation of the transaction closing?

There is no pre-closing restructuring planned or required in connection with the merger. We intend to continue to run on a business-as-usual basis, and the merger agreement requires us to continue to operate in the ordinary course.

Will we change our focus between now and then?

We will continue to operate as an independent company until the transaction is closed. We will approach FY21 just like any other year, with new initiatives, annual operating plans, goals, targets and focal reviews. The most important thing for us now is to focus on our business and continuing to operate at our best.

Is Maxim allowed to use its cash reserves before the acquisition is complete?

The merger agreement contains restrictions on certain activities, such as restrictions on investments and unbudgeted capital expenditures, that may restrict how we can use our balance sheet cash.

What are Maxim’s hiring plans?

We continue to seek to hire employees as needed to run our business and are focused on retaining the best talent available, however we are subject to some restrictions on bringing on new employees and compensation under the merger agreement.

Will we continue with website improvements?

Yes, website improvements are continuing as planned.

What should we tell customers/partners/suppliers if they ask about the deal?

Please tell customers, distribution partners or development partners who ask about the transaction or the combined company that it is business as usual for Maxim. ADI and Maxim will remain independent companies and competitors in the marketplace until the transaction closes. Maxim leadership is communicating with these third parties as appropriate, however you can reassure customers that while the transaction is pending, they can expect that we will continue to deliver excellent customer service and that the pendency of the transaction will not result in a disruption to service, order or supply.

Combined Company Questions

How would you compare the cultures between the two companies?

We believe that our cultures are very similar. We both care about people, respect the individual and are committed to innovation and engineering excellence. Looking ahead to when the transaction closes, it will be important to bring together employees and the businesses as soon as possible, as there is no benefit to an “us vs. them” mentality.

What will happen to Tunç and the rest of the leadership team in the combined company?

Upon closing, Tunç will be appointed to ADI’s Board of Directors, which will allow him to continue to oversee the company and provide advice on integration. Any decisions with respect to the rest of our leadership team will be made by ADI.

Forward Looking Statements

This communication relates to a proposed business combination transaction between Analog Devices, Inc. (“ADI”) and Maxim Integrated Products, Inc. (“Maxim”). This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements address a variety of subjects, including, for example, projections as to the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined organization’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction. Statements that are not historical facts, including statements about ADI’s and Maxim’s beliefs, plans and expectations, are forward-looking statements. Such statements are based on ADI’s and Maxim’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements:

the uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic; political and economic uncertainty, including any faltering in global economic conditions or the stability of credit and financial markets, erosion of consumer confidence and declines in customer spending; unavailability of raw materials, services, supplies or manufacturing capacity; changes in geographic scope or product or customer mix; changes in export classifications, import and export regulations or duties and tariffs; changes in ADI’s or Maxim’s estimates of their expected tax rate based on current tax law; ADI’s ability to successfully integrate Maxim’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction and growth prospects of the combined company may not be fully achieved in a timely manner, or at all; adverse results in litigation matters, including the potential for litigation related to the proposed transaction; the risk that ADI or Maxim will be unable to retain and hire key personnel; the risk associated with ADI’s and Maxim’s ability to obtain the approvals of their respective shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ADI’s common stock; and the diversion of management time on transaction-related matters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ADI’s and Maxim’s respective periodic reports and other filings with the SEC, including the risk factors contained in ADI’s and Maxim’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ADI nor Maxim undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ADI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ADI and Maxim and that also constitutes a prospectus of ADI. Each of ADI and Maxim may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ADI or Maxim may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ADI and Maxim. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ADI, Maxim and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADI will be available free of charge on ADI’s website at http://www.analog.com or by contacting ADI’s Investor Relations Department by email at investor.relations@analog.com or by phone at 781-461-3282. Copies of the documents filed with the SEC by Maxim will be available free of charge on Maxim’s website at investor.maximintegrated.com or by contacting Maxim’s Investor Relations department by phone at 408-601-5697.

Participants in the Solicitation

ADI, Maxim and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ADI, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ADI’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on January 24, 2020, and ADI’s Annual Report on Form 10-K for the fiscal year ended November 2, 2019, which was filed with the SEC on November 26, 2019. Information about the directors and executive officers of Maxim, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Maxim’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on September 27, 2019, and Maxim’s Annual Report on Form 10-K for the fiscal year ended June 29, 2019, which was filed with the SEC on August 21, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ADI or Maxim using the sources indicated above.